

Mail Stop 4631

February 1, 2010

Mr. David Fiorenza
NewMarket Corporation
330 South Fourth Street
Richmond, Virgina 23218-2189

> **RE:** **NewMarket Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 20, 2009**
> **File # 1-32190**

Dear Mr. Fiorenza:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant